EX-1.25 26 exhibit1-25.htm EXHIBIT 1.25

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

October 02, 2017

Item 3.	News Release

A news release issued on October 02, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis acquires BC Northern Lights Enterprises Ltd. (“BCNL”) and Urban Cultivator Inc. (“Urban Cultivator”).

Full Description of Material Change

Aurora Cannabis Inc. announced that the Company has completed the acquisition of 100% of both BC Northern Lights Enterprises Ltd. and Urban Cultivator Inc., leading companies, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED October 02, 2017.

October 02, 2017	TSX:ACB

Aurora Cannabis Acquires BC Northern Lights and Urban Cultivator

Transactions Represent Strategic Move to Support
Expanding Home Grow Market

Vancouver, BC – October 2, 2017 – Aurora Cannabis Inc. (“Aurora” or the “Company”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company has completed the acquisition of 100% of both BC Northern Lights Enterprises Ltd. (“BCNL”) and Urban Cultivator Inc. (“Urban Cultivator”), leading companies, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens.

BCNL and Urban Cultivator, which have been operating for 16 years and 7 years, respectively, are each growing strongly and, combined, are tracking to generate more than $5 million in revenues in their current fiscal year, ending October 31, 2017.

Neil Belot, Chief Global Business Development Officer said, “These transactions are an important step in Aurora’s strategy to serve the home gardening market in Canada for patients who choose to grow their own medical cannabis, and ultimately for adult consumers who choose to grow their own after Canada’s federal government legalizes adult usage, which is anticipated by July, 2018. For over a decade, BC Northern Lights products have been widely recognized as the gold standard for home cannabis production, and we look forward to integrating our offerings to deliver a truly unique and full service customer experience.”

As at August 21, 2017 10,547 Canadians were registered to grow either their own cannabis or as designated growers for others (source: Health Canada in response to questions from Lift.co). The number of home cannabis cultivators is expected to grow as a result of continued processing of applications by Health Canada, with further expansion anticipated subsequent to legalization of cannabis for adult use, with a proposed limit of four plants per household. While the ultimate number of home growers is anticipated to be limited relative to the overall size of the market, it represents very significant upside potential for BCNL to grow its customer base and market share.

“These acquisitions add an excellent range of proprietary products to our expanding portfolio of customer offerings that meet the Aurora Standard, and position us extremely well to capitalize on the opportunity in a distinct and rapidly-growing segment of the market,” said Terry Booth, CEO. “We have always advocated for people’s ability to make their own choices and are very supportive of the Supreme Court’s Allard decision, which confirmed patients’ rights to grow their own medical cannabis. Similarly, we believe that, after implementation of consumer legalization in Canada, individuals who choose to grow their own cannabis should have access to cultivation solutions that are in controlled environments, safe, and can produce high-yielding, high quality cannabis.”

Mr. Booth added, “BCNL indoor grow systems produce consistent, predictable, and repeatable yields, while at the same time reducing the labour intensity normally associated with home growing. We believe the systems’ CSA-approved design, safety features, and odorless operation will generate strong resonance with our target markets, and securely address potential concerns among municipal governments. We are very pleased that both co-founders, Tarren and Linnea Wolfe, have agreed to stay on with Aurora and help drive our expansion strategy in the home grow market.”

“We are delighted to now be part of the Aurora family,” said Tarren Wolfe, co-founder of BCNL and Urban Cultivator. “This will enable us to address a much larger audience of people who have been empowered by the Allard decision to operate a home garden, and are seeking access to the equipment, genetics, and educational support services to do so. In teaming up with Aurora, we will work with an industry-leading team of cannabis branding specialists and sales and marketing professionals to bring BCNL to the next level. In addition, Aurora’s Licensed Producer status means the Company will soon be able to provide a fully integrated package, including starter materials such as clones, offering one-stop shopping for people who choose to grow their own cannabis at home.”

Consideration

The total consideration in exchange for the acquisition of BCNL and Urban Cultivator is $3.85 million payable in cash on closing, subject to customary working capital adjustments; $0.5 million of Aurora common shares and share purchase warrants issued on closing; and up to a further $4 million of future consideration based on the achievement of certain pre-established EBITDA performance milestones related to BCNL and Urban Cultivator operations.

About BC Northern Lights

Founded in 2001 and with over 10,000 units sold, BCNL is a leader in developing, manufacturing and marketing self-contained indoor hydroponic grow systems. BCNL’s offerings include grow boxes and cultivation consumables such as lights, carbon filters, grow medium and specialized nutrients, as well as seven days per week support for its customers. The nature of BCNL’s systems enables year-long, consistently high yields of cannabis within a safe, efficient, and discrete environment. BCNL’s multi-award winning systems provide for discreet and odorless operations. Professionally engineered, BCNL’s products provide the highest level of safety, addressing one of the key concerns neighbours living in the vicinity of home growers may have, particularly in multi-dwelling settings. www.bcnorthernlights.com

About Urban Cultivator

Urban Cultivator offers self-contained, indoor grow systems for vegetables, microgreens and herbs, for both the home and professional kitchen markets. The equipment’s easy to operate hydroponic systems provide best-in-class indoor cultivation environments for the production of fresh foodstuffs. Urban Cultivator has attracted a number of high-profile customers and partners, and is generating growing commercial momentum. www.urbancultivator.net

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as “Aurora Mountain”, is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. Aurora’s common shares trade on TSX under the symbol “ACB”.

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

###

Further information:

For Aurora

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.